Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Rimage Corporation:

We consent to the use of our report dated March 14, 2011, with respect to the consolidated balance sheets of Rimage Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, and our report dated March 14, 2011 with respect to the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Rimage Corporation incorporated herein by reference.

/s/ KPMG LLP

Minneapolis, MN
November 8, 2011